UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Janet B. Wright

Senior Vice President – Corporate, Finance & Securities Counsel

Dell Technologies Inc.

One Dell Way

Round Rock, TX 78682

(512) 728-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Richard J. Parrino

Kevin K. Greenslade

Hogan Lovells US LLP

555 Thirteenth Street, N.W.

Washington, D.C. 20004

(202) 637-5600

March 29, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 5 (the “Amendment”) amends the statement on Schedule 13D originally filed by Dell Technologies Inc., a Delaware corporation (“Dell Technologies”), EMC Corporation, a Massachusetts corporation, and Michael S. Dell (collectively, the “Reporting Persons”) on September 15, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 8, 2016, Amendment No. 2 to the Schedule 13D filed on December 15, 2016, Amendment No. 3 to the Schedule 13D filed on December 22, 2016 and Amendment No. 4 to the Schedule 13D filed on February 15, 2017 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. This Amendment is being filed to report the entry by Dell Technologies into a stock purchase agreement with the Issuer pursuant to which an indirect wholly-owned subsidiary of Dell Technologies will sell to the Issuer, and the Issuer will purchase for cash from such subsidiary, shares of Class A Common Stock of the Issuer.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended as follows:

The information set forth in amended Item 6 below is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

March 2017 Stock Purchase Agreement

On March 29, 2017, Dell Technologies entered into a stock purchase agreement by and among Dell Technologies, EMC Equity Assets LLC (“EMC Sub”), an indirect wholly-owned subsidiary of Dell Technologies, and the Issuer (the “March 2017 Stock Purchase Agreement”), pursuant to which EMC Sub will sell to the Issuer, and the Issuer will purchase for cash from EMC Sub, $300 million of Class A Common Stock. Dell Technologies expects to apply the proceeds from the sale to the repurchase of shares of its Class V common stock, but may use such proceeds for other purposes.

Under the terms of the March 2017 Stock Purchase Agreement, the Issuer will receive delivery of Class A Common Stock with a value of approximately $240 million on the sale date in exchange for payment of $300 million in cash in an initial closing scheduled to occur on April 5, 2017, with the remainder of the Class A Common Stock to be delivered at a later date in a second closing expected to occur in the second quarter of Dell Technologies’ 2018 fiscal year. The total number of shares of Class A Common Stock to be purchased by the Issuer under the March 2017 Stock Purchase Agreement will be based on the volume-weighted average per share price of the Class A Common Stock as reported on the New York Stock Exchange during a specified reference period, less a discount of 3.5% from that volume-weighted average per share price, and subject to adjustment in certain circumstances.

Dell Technologies and its controlled affiliates are prohibited under the March 2017 Stock Purchase Agreement from acquiring additional shares of the Class A Common Stock during the specified reference period referred to above.

The foregoing summary of the March 2017 Stock Purchase Agreement is qualified in its entirety by reference to the complete text of the agreement, a copy of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended as follows:

Exhibit 8 –Stock Purchase Agreement, dated as of March 29, 2017, among Dell Technologies Inc., EMC Equity Assets LLC and VMware, Inc., incorporated by reference to Exhibit 10.1 to VMware, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 30, 2017 (Commission File No. 001-33622)

Page 2 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 is true, complete and correct.

Dated: March 30, 2017

DELL TECHNOLOGIES INC.

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Senior Vice President and
Assistant Secretary

EMC CORPORATION

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Senior Vice President and
Assistant Secretary

MICHAEL S. DELL

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Attorney-in-Fact

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EXHIBIT INDEX

Exhibit	Description of Exhibit

8	Stock Purchase Agreement, dated as of March 29, 2017, among Dell Technologies Inc., EMC Equity Assets LLC and VMware, Inc., incorporated by reference to Exhibit 10.1 to VMware, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 30, 2017 (Commission File No. 001-33622)

Page 4 of 4 Pages